

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Avi S. Katz
Executive Chairman
GigCapital4, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital4, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 22, 2021**
> **File No. 333-252315**
> **Draft Registration Statement on Form S-1**
> **Filed December 31, 2020**
> **CIK No. 0001836981**

Dear Dr. Katz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 22, 2021

Dilution, page 71

1. Please revise to include dilution and related disclosures along with calculations of pro forma net tangible book value per share under the scenario if the underwriters exercise their option to purchase additional units in full.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at (202) 551- 3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Jeffrey C. Selman, Esq.